Bend NovaTech Group Limited

No. 51 & 53, Fu Hi Street,

Yuen Long, Hong Kong

+852 2186 9085

Date: September 1, 2026

 VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Bend NovaTech Group Limited
Request for Withdrawal of Registration Statement on Form F-1 (File No. 333-289451)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bend NovaTech Group Limited (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-289451) initially filed with the Commission on August 8, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Bevilacqua PLLC, attention: Kevin (Qixiang) Sun, Esq., at (202) 869-0888 ext. 101.

Thank you for your assistance in this matter.

Very truly yours,

Bend NovaTech Group Limited

By:	/s/ Ching Yi Li
Name:	Ching Yi Li
Title:	Director and Chief Executive Officer

cc:	Kevin (Qixiang) Sun, Bevilacqua PLLC